UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 001-[34667]

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release from Seadrill Limited (the "Company"), dated April 12, 2010, announcing an increase in the Company's ownership stake of Scorpion Offshore Limited.  Attached hereto as Exhibit 99.2 is a press release from the Company, dated April 12, 2010, announcing the completion of a private placement.

The press release contained in Exhibit 99.2 is not an offer for the sale of or the solicitation of an offer to purchase securities in the United States.  Any securities referred to therein have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or pursuant to an exemption from registration under the U.S. Securities Act.  The Company does not intend to register any securities issued in the offering in the United States or to conduct a public offering of the securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: April 14, 2010	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL – Increases ownership stake in Scorpion Offshore Limited

Hamilton, Bermuda, April 12, 2010 - Seadrill Limited ("Seadrill") has today, through market transactions, acquired 1.3 million shares in Scorpion Offshore Limited ("Scorpion"). The shares have been acquired at a price of NOK36.00 per share.

Seadrill is, following this acquisition, the owner of 35,938,903 shares in Scorpion representing a total of 40.1% of Scorpion's issued shares.

The acquisition triggers an obligation on Seadrill to make a mandatory cash offer for Scorpion's remaining shares or to reduce its holding below the 40% threshold within four weeks from today.

Seadrill has decided to make a cash offer for the remaining shares in Scorpion.

Seadrill is prepared, subsequent to the offer, to be owner of anything between 40.1% and 100% of Scorpion.

Seadrill views their holding in Scorpion as a long term, strategic investment and will, as a consequence of the increase of its shareholding, request a shareholder meeting in Scorpion for the purpose of electing a board that, to a larger extent than today, reflects the ownership structure of Scorpion. Seadrill will, in addition, put forward a proposal to Scorpion to enter into an arm's length management contract with Seadrill Management AS with the target of reducing rig operating and overhead costs in Scorpion.

The Board of Seadrill further announces that Seadrill has entered into an option agreement with Jurong Shipyard to buy a high specification, harsh environment, jack-up rig of the CJ70 design which is presently under construction at the yard. The rig is expected to be delivered at the end of the first quarter of 2011. Seadrill is currently in final discussions with a charterer regarding a potential long term employment of the rig. In the event these discussions are successfully completed, Seadrill will exercise their option and purchase the rig.

In order to finance the Scorpion offer and the potential acquisition of the CJ70 design jack-up rig, Seadrill will, today, seek to issue up to 12,500,000 shares in a private placement. The issue is guaranteed by Seadrill's major shareholder Hemen Holding Ltd.

Carnegie ASA, Fearnleys Fonds ASA and Pareto Securities ASA will manage the placement with Nordea and DnB Markets as Co leads. The equity offering is expected to be completed before 0900 AM Oslo time, tomorrow April 13, 2010.

The Board's objective is to continue to grow Seadrill through the acquisition of modern, high specification, drilling units and thus further increase its capacity for long-term regular quarterly dividend payments.

The common shares of Seadrill will start trading on the New York Stock Exchange on Thursday April 15, 2010.

Exhibit 99.2

SDRL – Successful completion of private placement

Hamilton, Bermuda, April 12, 2010 - Seadrill Limited has today successfully completed a private placement of a total of 12.5 million shares, representing approximately 3.1% of the issued capital, to a price of NOK151.50 per share. Gross proceeds amounted to NOK1,894 million (approximately US$322 million).

The share capital of Seadrill, following the completion of the equity issue in relation to the private placement, amounts to US$824,576,432 represented by 412,288,216 ordinary shares of US$2.00 par value.

The net proceeds from the private placement will be used to part finance the mandatory offer for Scorpion Offshore, for equity in the potential acquisition of the CJ70 design jack-up rig, and for further opportunistic expansion of the Company.

The share issue was led by Carnegie ASA together with Fearnley Fonds ASA and Pareto Securities AS as joint-lead managers and DnB NOR Markets and Nordea Markets as co-lead managers.